UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                Fairmarket, Inc.
                                ----------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)


                                    305158107
                                    ---------
                                 (CUSIP Number)


                              Mr. James Mitarotonda
                        c/o Barington Capital Group, L.P.
                         888 Seventh Avenue, 17th Floor
                              New York, N.Y. 10019
                                 (212) 974-5700
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                February 25, 2002
                                -----------------
                      (Date of Event Which Requires Filing
                               of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                               Page 1 of 21 pages
                         Exhibit Index appears on page 9

                                  SCHEDULE 13D

CUSIP No. 53631T102000
------------------------------------------------------------------------------
1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      JHC Investment Partners, LLC                                   02-0549501
------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [x]
                                                            (b)  |_|
------------------------------------------------------------------------------
3)    SEC USE ONLY

------------------------------------------------------------------------------
4)    SOURCE OF FUNDS
      WC
------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                          |_|
------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF                     3,485,500
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        3,485,500
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              none
------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,485,500
------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  |_|
------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      12.0%
------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
      OO
------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 53631T102000
------------------------------------------------------------------------------
1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      musicmaker.com, Inc.                                          54-1811721
------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [x]
                                                            (b)  |_|
------------------------------------------------------------------------------
3)    SEC USE ONLY

------------------------------------------------------------------------------
4)    SOURCE OF FUNDS
      WC
------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                             |_|
------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF                     500
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        500
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              none
------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      500
------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       |_|
------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      less than 1.0%
------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
      CO
------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 53631T102000
------------------------------------------------------------------------------
1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Jewelcor Management, Inc.                                      23-2331228
------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [x]
                                                                   (b)  |_|
------------------------------------------------------------------------------
3)    SEC USE ONLY

------------------------------------------------------------------------------
4)    SOURCE OF FUNDS
      WC
------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                          |_|
------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      Nevada
------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF                     500
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        500
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              none
------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      500
------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    |_|
------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      less than 1.0%
------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
      CO
  ----------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 53631T102000
------------------------------------------------------------------------------
1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Barington Companies Equity Partners, L.P.                     13-4088890
------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [x]
                                                            (b)  |_|
------------------------------------------------------------------------------
3)    SEC USE ONLY

------------------------------------------------------------------------------
4)    SOURCE OF FUNDS
      WC
------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                             |_|
------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF                     18,000
SHARES            ____________________________________________________________
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH              ____________________________________________________________
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        18,000
WITH              ____________________________________________________________
                        10)   SHARED DISPOSITIVE POWER
                              none
------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      18,000
------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               |_|
------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      less than 1%
------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
      PN
------------------------------------------------------------------------------

Item 1.     Security and Issuer.
            -------------------

            This Statement on Schedule 13D (the "Schedule 13D") relates to the common stock, $.001 par value (the "Common Stock"), of Fairmarket Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 500 Unicorn Park Drive, Woburn, Massachusetts 01801.

Item 2.     Identity and Background.
            -----------------------

            (a) - (c) This Schedule 13D is being filed by JHC Investment Partners, LLC, musicmaker.com, Inc., Jewelcor Management, Inc. and Barington Companies Equity Partners, L.P. (collectively, the "Reporting Entities").

            JHC Investment Partners, LLC is a Delaware limited liability company formed for the purpose of seeking to acquire an interest in the Company. The address of the principal business and principal offices of JHC Investment Partners, LLC is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. Barington Companies Equity Partners, L.P., musicmaker.com, Inc. and Jewelcor Management, Inc. are among the members of JHC Investment Partners, LLC. (Other members include Ramius Capital Group, LLC, Ramius Halifax Partners, L.P., Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value
Offshore Fund, Ltd. and UV Equities LLC.)

            The managing member of JHC Investment Partners, LLC is Barington Capital Group, L.P. Barington Capital Group, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019. The general partner of Barington Capital Group, L.P. is LNA Capital Corp., a Delaware corporation. The address of the principal business and principal offices of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. The officers and directors of LNA Capital Corp. and their principal occupations and business addresses are set forth on
Schedule I and incorporated by reference in this Item 2.

            musicmaker.com, Inc. (OTC BB: HITS) is a Delaware corporation that was formerly engaged in the business of marketing customized compact discs over the internet and is presently exploring alternative business opportunities. The address of the principal business and principal offices of musicmaker.com, Inc. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. The officers and directors of musicmaker.com, Inc. and their principal occupations and business addresses are set forth on Schedule II and incorporated by reference in this Item 2.

            Jewelcor Management, Inc. is a Nevada corporation primarily engaged in investment and management services. The address of the principal business and principal offices of Jewelcor Management, Inc. is 100 North Wilkes Barre Blvd., Wilkes Barre, Pennsylvania 18702. The officers and directors of Jewelcor Management, Inc. and their principal occupations and business addresses are set forth on Schedule III and incorporated by reference in this Item 2.

            Barington Companies Equity Partners, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal offices of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

            The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company formed to be the general partner of Barington Companies Equity Partners, L.P. The address of the principal business and principal offices of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the managing member of Barington Companies Investors, LLC. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

            (d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

            (f) Each natural person identified in Item 2 is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            All Common Stock owned by JHC Investment Partners, LLC was purchased pursuant to an Order of the United States Bankruptcy Court and U.S.C. ss.ss. 105, 363, 365 and 1146(c), whereby the Court approved the sale of the Company's Common Stock to JHC Investment Partners, LLC from At Home Corporation, a Delaware corporation. The amount of funds expended by JHC Investment Partners, LLC for the purchase was $3,311,225, funded by capital.

            All purchases of Common Stock by musicmaker.com, Inc., Jewelcor Management, Inc. and Barington Companies Equity Partners, L.P. were made in the open market and were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of the funds expended by the Reporting Persons for such purchases was $570.00 by musicmaker.com, Inc.; $570.00 by Jewelcor Management, Inc.; and $21,320.00 by Barington Companies Equity Partners, L.P.

Item 4.     Purpose of Transaction.
            ----------------------

            Each of the Reporting Entities acquired beneficial ownership of the shares of Common Stock to which this Schedule 13D relates for investment purposes and to obtain a significant equity interest in the Company.

            Each of the Reporting Entities may acquire additional shares or other securities of the Company or sell or otherwise dispose of any or all of the shares or other securities of the

Company beneficially owned by it. The Reporting Entities may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

            On February 22, 2002, musicmaker.com, Inc., sent a letter to the Company, a copy of which is attached hereto as Exhibit 1, informing the Company's Board of Directors of its intention to nominate Joseph R. Wright, Jr. as a director to replace the current Class II director on the Company's Board of Directors whose term expires at the Company's 2002 Annual Meeting, and requesting a list of stockholders of the Company and other specified information in accordance with Delaware law. By letter dated March 1, 2002, the Company's counsel replied on behalf of the Company agreeing to furnish the requested information on the basis described in that letter.

            Except as set forth in this Item 4, none of the Reporting Entities have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of
Schedule 13D.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            (a) As of the date hereof, the Reporting Entities own an aggregate of 3,504,500 shares of Common Stock, representing approximately 12.1% of the outstanding shares of Common Stock based upon the 29,019,455 shares of Common Stock reported by the Company to be issued and outstanding as of October 25, 2001 in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2001; JHC Investment Partners, LLC beneficially owns an aggregate of 3,485,500 shares of Common Stock, representing approximately 12.0% of the outstanding shares of Common Stock; musicmaker.com, Inc. beneficially owns an aggregate of 500 shares of Common Stock, representing less than 1.0% of the outstanding shares of Common Stock; Jewelcor Management, Inc. beneficially owns an aggregate of 500 shares of Common Stock, representing less than 1.0% of the outstanding shares of Common Stock; and Barington Company Equities Partners, L.P. beneficially owns an aggregate of 18,000 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock.

            (b) Each of the Reporting Entities has sole voting and dispositive power over the shares of Common Stock beneficially owned by such Reporting Entity.

            (c) Except as set forth above or in the attached Schedule IV, no person identified in Item 2 hereof has effected any transaction in shares of such Common Stock during the 60 days preceding the date hereof.

            (d)   Not applicable.

            (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
            -------------------------------------------------------------

            Pursuant to an Order of the United States Bankruptcy Court for the Northern District of California, San Francisco Division, dated February 25, 2002, JHC Investment Partners, LLC acquired the right to purchase 3,485,500 shares of the Company's Common Stock from At Home Corporation, a Delaware corporation, for $3,136,950. On February 27, 2002, JHC Investment Partners, LLC purchased such shares.

Item 7.     Material to be Filed as Exhibits.
            --------------------------------

Exhibit No.    Description
-----------    -----------

1. Agreement of Joint Filing among JHC Investment Partners, LLC, musicmaker.com, Inc., Jewelcor Management, Inc. and Barington Companies Equity Partners, L.P. and dated March 7, 2002.

2.             Letter to the Company dated February 22, 2002.

                                   SIGNATURES

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this
Schedule 13D is true, complete and correct.

Dated:  March 7, 2002

                        JHC INVESTMENT PARTNERS, LLC
                        By Barington Capital Group, L.P., its Managing Member By LNA Capital Corp., its General Partner


                        By /s/ James A. Mitarotonda
                          ---------------------------------
                           Name:  James A. Mitarotonda
                           Title: Chief Executive Officer



                        MUSICMAKER.COM, INC.


                        By /s/ James A. Mitarotonda
                          ---------------------------------
                           Name:  James A. Mitarotonda
                           Title: President and Chief Executive Officer



                        JEWELCOR MANAGEMENT, INC.


                        By /s/ Seymour Holtzman
                          ----------------------------------
                           Name:  Seymour Holtzman
                           Title: Chairman and Chief Executive Officer



                        BARINGTON COMPANIES EQUITY PARTNERS, L.P.
                        By Barington Companies Investors, LLC, its general partner


                        By /s/ James A. Mitarotonda
                           ----------------------------------
                           Name:  James A. Mitarotonda
                           Title: President and Chief Executive Officer


                                   SCHEDULE I

                   Directors and Officers of LNA Capital Corp.

Name and Position         Principal Occupation    Principal Business Address
-----------------         --------------------    --------------------------

James A. Mitarotonda,     Chairman and Chief      c/o Barington Capital Group, L.P.
Chairman, President and   Executive Officer,      888 Seventh Avenue, 17th Floor
Chief Executive Officer   Barington Capital       New York, New York  10019
                          Group, L.P.


                                   SCHEDULE II

                 Directors and Officers of musicmaker.com, Inc.

Name and Position         Principal Occupation    Principal Business Address
-----------------         --------------------    --------------------------

James A. Mitarotonda,     Chairman and Chief      c/o Barington Capital Group, L.P.
President, Chief          Executive Officer,      888 Seventh Avenue, 17th Floor
Executive Officer and     Barington Capital       New York, New York  10019
Director                  Group, L.P.

Jesse Choper,             Professor of Public     Univ. of California Law School
Director                  Law, University of      Boalt Hall
                          California at Berkeley  Berkeley, California 94720
                          School of Law

Seymour Holtzman,         Chairman and Chief      100 North Wilkes Barre Blvd.
Chairman                  Executive Officer,      Wilkes Barre, Pennsylvania 18702
                          Jewelcor Management,
                          Inc.

Devarajan S. Puthukarai,  Former Chief Executive  musicmaker.com, Inc.
Director                  Officer, President and  c/o Barington Capital Group, L.P.
                          Chief Operating         888 Seventh Avenue, 17th Floor
                          Officer,                New York, New York 10019
                          musicmaker.com, Inc.

William Scranton III,     Head of Scranton        201 Penn Avenue
Director                  Family Office           PNE Bank Building
                                                  Scranton, PA 18503

Irwin Steinberg,          Former Vice Chairman,   musicmaker.com, Inc.
Director                  musicmaker.com, Inc.    c/o Barington Capital Group, L.P.
                                                  888 Seventh Avenue, 17th Floor
                                                  New York, New York 10019

Joseph Wright, Jr.,       President & Chief       20 Westport Road
Director                  Executive Officer,      Wilton, Connecticut 06897
                          PanAmSat Corp.

Melvin Brunt,             Chief Financial         c/o Barington Capital Group, L.P.
Chief Financial Officer   Officer,                888 Seventh Avenue, 17th Floor
                          Barington Capital       New York, New York 10019
                          Group, L.P.


                                  SCHEDULE III

               Directors and Officers of Jewelcor Management, Inc.

Name and Position         Principal Occupation    Principal Business Address
-----------------         --------------------    --------------------------

Seymour Holtzman,         Chairman and Chief      100 North Wilkes Barre Blvd.
Chairman                  Executive Officer,      Wilkes Barre, Pennsylvania 18702
                          Jewelcor Management,
                          Inc.

Richard Huffsmith, Vice   Vice President/General  100 North Wilkes Barre Blvd.
President/General Counsel Counsel                 Wilkes Barre, Pennsylvania 18702

Barry Booth, Vice         Vice President/Finance  100 North Wilkes Barre Blvd.
President/Finance                                 Wilkes Barre, Pennsylvania 18702

Maria Sciandra,           Corporate Secretary     100 North Wilkes Barre Blvd.
Corporate Secretary and                           Wilkes Barre, Pennsylvania 18702
Director

Joseph Litchman, Vice     Vice                    100 North Wilkes Barre Blvd.
President/Treasurer and   President/Treasurer     Wilkes Barre, Pennsylvania 18702
Director

                                   SCHEDULE IV

Shares purchased by JHC Investment Partners, LLC

Date        Number of Shares              Price Per Share        Cost*
----        ----------------              ---------------        ----
2/27/02       3,485,500                       $0.90            $3,311,225



Shares purchased by musicmaker.com, Inc.

Date        Number of Shares              Price Per Share        Cost*
----        ----------------              ---------------        ----
1/2/02           500                          $1.14               $570.00



Shares purchased by Jewelcor Management, Inc.

Date        Number of Shares              Price Per Share        Cost*
----        ----------------              ---------------        ----
1/2/02           500                          $1.14               $570.00



Shares purchased by Barington Companies Equity Partners, L.P.

Date        Number of Shares              Price Per Share        Cost*
----        ----------------              ---------------        ----
1/2/02           500                          $1.14               $570.00
2/1/02           500                          $1.24               $620.00
2/4/02        12,000                          $1.24            $14,000.00
2/21/02        5,000                          $1.05             $5,250.00


* Excludes commissions and other execution-related costs.